SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 5
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
TITLE OF ISSUE	REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as subsequently amended, by adding the following text to the “Recent Developments—KfW—Other Recent Developments—Support of IKB” section:
In light of recent negative developments in the international financial markets as well as additional material information relating to the valuation of risks in connection with Rhineland Funding Capital Corporation becoming known, KfW has re-evaluated the risks to KfW arising from the risk protection for IKB. On November 27, 2007, as a result of this re-evaluation, KfW’s Board of Managing Directors concluded that the potential losses to which KfW is exposed in connection with the risk protection for IKB are now estimated to amount to up to EUR 4.8 billion compared to the original assessment of EUR 2.5 billion. Consequently, the Board decided to increase KfW’s risk provisioning by EUR 2.3 billion to account for the additional potential losses by means of a reallocation of the same amount from KfW’s fund for general bank risks (Fonds für allgemeine Bankrisiken) accumulated in accordance with § 340g of the German Commercial Code.
As a result, effective as of November 27, 2007, KfW’s fund for general bank risks has decreased from EUR 2.8 billion to EUR 0.5 billion and, accordingly, KfW’s total equity (own funds), which amounted to EUR 18.1 billion as of September 30, 2007, has been reduced by the EUR 2.3 billion amount reallocated from the fund for general bank risks. In accordance with German GAAP, this reallocation will not affect KfW’s unconsolidated net income for the period ending December 31, 2007. However, the reallocation is expected to have a negative effect on KfW’s consolidated income statement for the full year ending December 31, 2007, which, for the first time, will be prepared in accordance with IFRS.
KfW will continue to monitor closely the developments in the international financial markets and to re-evaluate the risks arising from the risk protection for IKB. If and to the extent required, appropriate further adjustments to the provisions for the risk protection for IKB will be made.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: November 27, 2007